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Filed by REMEC, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Spectrian Corporation
Commission File No.: 000-24360

        This filing relates to a planned merger between REMEC, Inc. ("REMEC") and Spectrian Corporation ("Spectrian") pursuant to the terms of an Amended and Restated Agreement and Plan of Merger and Reorganization, dated as of October 29, 2002, by and among REMEC, Reef Acquisition Corp. and Spectrian.

        On October 29, 2002, REMEC issued the following press release:

Contacts:

    REMEC, Inc.
    Ronald E. Ragland, Chairman & Chief Executive Officer
    David L. Morash, Chief Financial Officer
    (858) 505-3713

    Spectrian Corporation
    Thomas H. Waechter, President & Chief Executive Officer
    Michael D. Angel, Chief Financial Officer
    (408) 745-5400

REMEC and Spectrian Announce Revised Acquisition Terms

        SAN DIEGO, CA—October 29, 2002—REMEC, Inc. (Nasdaq: REMC) and Spectrian Corporation (Nasdaq: SPCT) jointly announced today that they have entered into an agreement revising the terms relating to REMEC's acquisition of Spectrian that was previously announced on May 19, 2002.

        Pursuant to the terms of the revised merger agreement, each share of Spectrian common stock will be exchanged for one share of REMEC common stock, valuing the proposed acquisition at approximately $39.5 million based on REMEC's closing price on Tuesday, October 29, 2002.

        Ronald Ragland, Chairman and Chief Executive Officer of REMEC, said that, "We believe that the revised deal is reflective of the current economic conditions affecting our industry and the need to present our respective shareholders with a transaction that makes an optimum contribution to shareholder value."

        "The revised agreement takes into account current market conditions and the changes in circumstances that have occurred since the original agreement was signed in May 2002, "added Thomas H. Waechter, President and Chief Executive Officer of Spectrian. "We believe that the combination of the two companies will provide Spectrian's business with growth opportunities and the Spectrian stockholders with the benefits of ownership of the combined entity."

        REMEC expects to issue approximately 11.47 million new shares in connection with the transaction, resulting in Spectrian shareowners owning approximately 21% of the combined company.

        At the close of trading on Tuesday, October 29, 2002, REMEC's common stock closed at $3.44 and Spectrian's shares closed at $2.41.

        The transaction is subject to REMEC and Spectrian shareholders' approval, as well as customary closing conditions and certain regulatory approvals, including the completion of the Securities and Exchange Commission's review of Spectrian's Annual Report on Form 10-K for the fiscal year ended March 31, 2002 and its subsequent reports on Form 10-Q. REMEC and Spectrian expect the closing to occur before the end of calendar 2002.

About REMEC

        REMEC is a designer and manufacturer of high frequency subsystems used in the transmission of voice, video and data traffic over wireless communications networks and in defense and space electronics applications. REMEC is located at 3790 Via de la Valle, Del Mar, CA 92014. For more information, visit the company's Web site at http://www.remec.com/ or call (858) 505-3713.

About Spectrian

        Spectrian is a leading designer and manufacturer of single carrier and multicarrier high-power RF amplifiers for the worldwide wireless communications industry, utilized in both wireless data and voice applications. Spectrian supports AMPS, CDMA, TDMA, GSM, EDGE and 3G technologies for mobile and fixed wireless networks. Spectrian is located at 350 W. Java Drive, Sunnyvale, CA 94089. For more information, visit the company's Web site at http://www.spectrian.com/ or call (408) 745-5400.

        Spectrian is a registered trademark of Spectrian Corporation. Other brand or product names are registered trademarks or trademarks of their respective holders.

Forward-looking Statements

        Certain statements in this press release are forward-looking statements that are subject to risks and uncertainties. Results could differ materially based on these risks and uncertainties. Further information on factors that could affect REMEC's results are included in REMEC's Annual Report on Form 10-K for the year ended January 31, 2002 and Forms 10-Q for the interim quarters on file with the Securities and Exchange Commission. Further information on factors that could affect Spectrian's results are included in Spectrian's Annual Report on Form 10-K for the year ended March 31, 2002 on file with the Securities and Exchange Commission and Forms 10-Q for the interim quarters on file with the Securities and Exchange Commission.

Additional Information

        REMEC plans to amend its previously filed preliminary Registration Statement on SEC Form S-4 in connection with the merger, and REMEC and Spectrian expect to mail a Joint Proxy Statement/ Prospectus to the respective holders of their common stock containing information about the merger. Investors and security holders are urged to read the Amended Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Amended Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about REMEC, Spectrian, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov./

        REMEC, its directors, executive officers and certain members of management and employees may be soliciting proxies from REMEC's shareholders in favor of the issuance of REMEC shares in connection with the merger. A description of any interests that REMEC's directors and executive officers have in the merger will be available in the Joint Proxy Statement/Prospectus.

        Spectrian, its directors, executive officers and certain members of management and employees may be soliciting proxies from Spectrian's stockholders in favor of the adoption of the merger agreement. A description of any interests that Spectrian's directors and executive officers have in the merger will be available in the Joint Proxy Statement/Prospectus.

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REMEC and Spectrian Announce Revised Acquisition Terms